UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDERSECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-55570

Visiber57 Corp.

(Exact name of registrant as specified in its charter)

No. 104-2F, Section 1, Yanping North Road

Datong District, Taipei 10341

Taiwan

+886-285012196

(Address, include zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.0001 par value per share

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☒
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☒
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: __68__

Pursuant to the requirements of the Securities Exchange Act of 1934, Visiber57 Corp., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Visiber57 Corp.

Date: June 11, 2026	By	/s/ Choong Jeng Hew
	Name:	Choong Jeng Hew
	Title:	Chief Executive Officer